UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice concerning reset of the conversion price of Class 2 Preferred Shares

Tokyo, July 9, 2004—Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) announces that, pursuant to the terms and conditions of Class 2 Preferred Shares provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Shares will be reset as stated below.

1. Reset of the conversion price

Type of shares	Class 2 Preferred Shares

Conversion price before reset	Japanese Yen 696,898.5-

Conversion price after reset	Japanese Yen 971,415-

2. Effective Date

    On and after August 1, 2004

*            *            *

For further information, please contact:

Seiji Itai, Chief Manager, Corporate Communications Office

Tel: 81-3-3240-8136